Activate Permanent Capital Corp.

50 California Street, Suite 680

San Francisco, CA 94111

February 25, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Activate Permanent Capital Corp.

Application for Withdrawal of Registration Statement on Form S-1

(File No. 333-257814)

Ladies and Gentlemen:

On July 9, 2021, Activate Permanent Capital Corp., a Delaware corporation (the “Company”) filed a Registration Statement on Form S-1 (File No. 333-257814) (the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”).

In accordance with Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby respectfully makes this application to withdraw the Registration Statement, together with all exhibits thereto.

No securities have been issued or sold under the Registration Statement. The Registration Statement has not been declared effective by the Commission.

The reason for such withdrawal is that the Company decided not to proceed with the initial public offering of its securities.

The Company respectfully requests that the Commission issue an order granting withdrawal of the Registration Statement. The Company further requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use in accordance with Rule 457(p) of the Securities Act.

Your assistance in this matter is greatly appreciated. If you have any questions regarding this application for withdrawal, please contact the Company’s counsel, Sarah K. Morgan at (713) 758-2977.

Sincerely,

/s/ Timothy G. Healy
Name: Timothy G. Healy
Title: Chief Executive Officer